May 14, 2025

David Wood
General Counsel
Hinge Health, Inc.
455 Market Street, Suite 700
San Francisco, California 94105

       Re: Hinge Health, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed May 13, 2025
           File No. 333-285682
Dear David Wood:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Three Months Ended March 31, 2025 and 2024
Revenue, page 116

1. We note your revenue for the three months ended March 31, 2025 increased by $41.1 million, or 50% which you state was due to revenue growth from existing clients.
       Given this significant growth, quantify the growth in clients or members. Further, clarify why you do not present the number of members or LTM average eligible lives for the interim periods ended March 31, 2024 and 2025, respectively, under Key
       Metrics on page 113. Refer to Item 303(b)(2) of Regulation S-K.
 May 14, 2025
Page 2
Notes to Condensed Consolidated Financial Statements
Note 5. Goodwill and Intangible Assets , page F-54

2. We note your disclosure that you, "acquired certain assets of a company for approximately $4.0 million." In addition, your disclosure states that this includes goodwill of $2.5 million and developed technology of $1.6 million. Please tell us how you concluded that the assets acquired represent a business. Refer to ASC 805-10-55-
      3A to 55-5 and 805-10-55-8 and 55-9. Be advised that an asset acquisition does "not give rise to goodwill." Refer to ASC 805-50-15-2 and 805-50-30-3. Please advise or revise.
Note 13. Subsequent Events, page F-64

3. Please revise to disclose the date through which subsequent events were evaluated for your interim financial statements. Refer to ASC 855-10-50-1. Additionally, please consider disclosing the amount of share-based compensation expense attributable to the equity award granted in April. Refer to ASC 855-10-50-2.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Tad J. Freese